FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”) Suite 2300 1177 West Hastings Street Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

March 22, 2012

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change report disclosed in this report is March 22, 2012. The material change report was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports 2012 operations update at the Livengood Gold Project, Alaska.

Item 5.	Full Description of Material Change

The Issuer an operations update at their 100% controlled Livengood Gold Project near Fairbanks, Alaska. In addition to advancing its Pre-Feasibility Study towards expected completion in the third quarter of 2012, the Issuer is carrying out approximately 12,000 metres of drilling in support of permitting activities, engineering design, condemnation of proposed infrastructure sites and district-wide exploration. The Issuer also announces that it will postpone all further studies for placer gold extraction on its recently acquired placer claims to focus on advancing the Livengood gold deposit towards development and a production decision.

Pre-Feasibility Study Progress

The Pre-Feasibility Study (“PFS”) currently underway will incorporate the current mineral resource estimate of 933 million tonnes at an average grade of 0.55 grams per tonne of gold (at a cutoff grade of 0.22 g/t gold) for 16.5 million ounces of gold contained in the Measured and Indicated categories (see news release dated August 23, 2011) together with the results of geotechnical studies, metallurgical testing, updated capital and operating cost estimates and other relevant studies.

While the bulk of engineering studies for the PFS were completed in November 2011, the Issuer is currently carrying out detailed metallurgical testing after a review of the Preliminary Economic Assessment flow sheet indicated that further optimization is possible. Due to the large amount of testing underway, the publication date for the PFS is now expected in the third quarter of 2012.

2012 Drilling Programs

The Issuer’s 2012 Drilling Programs commenced in February and consist of three categories: (1) a $2.1-million, 6,000-metre condemnation drill program; (2) a $5.2 million, 3,000-metre program of geotechnical drilling; and (3) a $1.1 million, 3,000-metre district-wide exploration program.

The objectives of the condemnation and geotechnical drill programs are to support permitting efforts and detail site facility locations while the discovery exploration program aims to target potential new gold discoveries along the mineralized trend of the existing Livengood gold deposit. Results from all drill programs are expected throughout the summer and fall of 2012.

To support the completion of these work programs, on March 16, 2012 the Issuer’s Board of Directors approved a budget of CAD 68.3 million for its 2012 fiscal year ending December 31, 2012, subject to raising the necessary additional financing.

Livengood Placer Claims

Following a comprehensive review and internal financial analysis of the Issuer’s placer property, management has opted to postpone all further studies, including an NI 43-101 resource report and Preliminary Economic Assessment, for placer gold extraction.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement, completion and cost of exploration programs, anticipated exploration program results and the timing thereof, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any production at the Livengood project, the potential to optimize currently anticipated Livengood mineralization treatment options, the timing of the completion of the pre-feasibility study for Livengood, the potential for a production decision to be made, the potential commencement of any development of a mine at Livengood following a production decision, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, proposed, planned, potential and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the inability of the Issuer to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Issuer to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov,and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's Livengood property.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

James Komadina, Chief Executive Officer Business Telephone No.: (303) 470-8700

Item 9.	Date of Report

March 29, 2012